

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 27, 2016

Mr. Alon Raich
Chief Financial Officer
ICTS International N.V.
Walaardt Sacréstraat 425-4
1117 BM Schiphol-Oost
The Netherlands

Re: ICTS International N.V.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 27, 2016
File No. 0-28542

Dear Mr. Raich:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Exhibits, page 71</u>

1. Please amend your Form 20-F to provide a certification for your principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, or tell us why you believe one is not required. Refer to paragraph 13 of the Instructions as to Exhibits to Form 20-F and Rule 13a-14(b) of the Securities Exchange Act of 1934. Please be advised that a single certification may be signed by both your principal executive and principal financial officers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products